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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)*


                           Danaher Corporation
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                 23585110
                              (CUSIP Number)

                              Michael G. Ryan
                     1250 24th Street, N.W., Suite 800
                           Washington, DC  20037
                              (202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               May 2, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                SCHEDULE 13D

CUSIP No. 23585110                               Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Equity Group Holdings LLC


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) x
                                                                     (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    OO, PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
               7   SOLE VOTING POWER
                   12,032,444
  NUMBER OF
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       None
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        12,032,444
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                   None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,032,444
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.7%
14  TYPE OF REPORTING PERSON*

    OO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               SCHEDULE 13D

CUSIP No. 23585110                               Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Equity Group Holdings II LLC


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  x
                                                                     (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    OO, PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
               7   SOLE VOTING POWER
                   8,776,820
  NUMBER OF
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       None
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        8,776,820
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                   None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,776,820
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.1%
14  TYPE OF REPORTING PERSON*

    OO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               SCHEDULE 13D

CUSIP No. 23585110                               Page 4 of 7 Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven M. Rales
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   x
                                                                     (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO, PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
               7   SOLE VOTING POWER
  NUMBER OF        1,207,571 1/
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       20,809,264
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        1,207,571 1/
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                   20,809,264

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,016,835
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38%
14  TYPE OF REPORTING PERSON*

    IN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
1/ On May 7, 1996, Steven M. Rales sold 1,000,000 shares for his own account and in connection therewith delivered 1,000,000 shares borrowed from Capital Yield Corporation ("CYC"). The amount of securities over which Mr. Rales exercises sole dispositive power includes 1,055,511 shares pledged as collateral to secure the loan of shares by CYC and the amount of securities over which Mr. Rales exercises shared dispositive power excludes 1,000,000 shares borrowed from CYC and sold by Mr. Rales.
                               SCHEDULE 13D

CUSIP No. 23585110                               Page 5 of 7 Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mitchell P. Rales

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    x
                                                                     (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    OO, PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
               7   SOLE VOTING POWER
                   1,181,443 1/
  NUMBER OF
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       20,809,264
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        1,181,443 1/
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                   20,809,264

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,990,707
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38%
14  TYPE OF REPORTING PERSON*

    IN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
1/ On May 7, 1996, Mitchell P. Rales sold 1,000,000 shares for his own account and in connection therewith delivered 1,000,000 shares borrowed from Capital Yield Corporation ("CYC"). The amount of securities over which Mr. Rales exercises sole dispositive power includes 1,055,511 shares pledged as collateral to secure the loan of shares by CYC.and the amount of securities over which Mr. Rales exercises shared dispositive power excludes 1,000,000 shares borrowed from CYC and sold by Mr. Rales.


CUSIP No. 23585110                               Page 6 of 7 Pages


Item 5.   Interest in Securities of the Issuer


           Item 5 is hereby amended and supplemented by adding thereto the following:


           On April 19, 1996 Mitchell P. Rales and Steven M. Rales each transferred 1,000,000 shares of Common Stock of Danaher Corporation (the "Corporation"), held by them directly, to Capital Yield Corporation ("CYC").

           On April 26, 1996, Equity Group Holdings II LLC distributed 611,590 shares of Common Stock of the Corporation to each of Mitchell P. Rales and Steven M. Rales.

            On April 26, 1996, pursuant to separate Securities Loan Agreements entered with CYC, Mitchell P. Rales and Steven M. Rales each borrowed 1,000,000 shares of Common Stock of the Corporation from CYC. Each loan is collateralized by 1,055,511 shares of the Corporation held by each of them.

           On May 7, 1996, each of Mitchell P. Rales and Steven M. Rales sold the 1,000,000 shares of Common Stock of the Corporation borrowed from CYC (2,000,000 shares in the aggregate) pursuant to a Registration Statement filed with the Securities Exchange Commission on Form S-3 (333-02939) declared effective on May 2, 1996.



Item  6.    Contracts,  Arrangements, Understandings or Relationships  With
Respect to               Securities of the Issuer


           Item 6 is hereby amended and supplemented by adding thereto the following:


           On April 26, 1996 Mitchell P. Rales and Steven M. Rales each entered separate Securities Loan Agreements with CYC and each borrowed 1,000,000 shares of Common Stock of the Corporation from CYC. The terms of the Securities Loan Agreements contain standard default provisions. Each Securities Loan Agreement is secured by 1,055,511 shares of Common Stock of the Corporation pledged by Mitchell P. Rales and Steven M. Rales, respectively, to CYC. Mitchell P. Rales and Steven M. Rales retain sole investment and voting power with respect to the pledged shares.





CUSIP No. 23585110                               Page 7 of 7 Pages

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated:


                                   By:
                                      Steven M. Rales


                                   By:
                                            Mitchell P. Rales



                                   EQUITY GROUP HOLDINGS LLC


                                   By:
                                      Michael G. Ryan, Vice President


                                   EQUITY GROUP HOLDINGS II LLC


                                   By:
                                      Michael G. Ryan, Vice President